

July 13, 2010

Mr. Edmond Thomas
Chief Executive Officer
The Wet Seal, Inc.
26972 Burbank
Foothill Ranch, CA 92610

   Re: **The Wet Seal, Inc.**
      Form 10-K for Fiscal Year Ended
      January 30, 2010
      Filed March 31, 2010
      File No. 000-18632
      Schedule 14A
      Filed April 19, 2010

Dear Mr. Thomas:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended January 30, 2010

Item 9A – Controls and Procedures

Disclosure Controls and Procedures, page 50

1.   We note your statement that "controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives." In future Exchange Act filings, please revise to state clearly, if true, that your disclosure controls and procedures are *designed to* provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, you may remove the reference to the level of assurance provided by your disclosure controls and procedures.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 3 – (Benefit) Provision for Income Taxes, F-20

2.   We note the full valuation allowance recorded against your deferred income tax assets was reversed in your latest fiscal year as you determined that it is more likely than not that your deferred income tax assets will be fully realized. Please provide us with an analysis of the primary positive and negative factors considered in concluding that a valuation allowance is no longer necessary. For example, you cited the recognition of positive operating income for each of the last three fiscal years in support of eliminating your valuation allowance, but it does not appear that you have addressed the coinciding decline in net sales, gross margins, and comparable store sales during this period. Your response should also provide management's consideration of expected future period results and any applicable tax-planning strategies in assessing your ability to realize your deferred income tax assets. Refer to FASB ASC 740-10-30-16 through 740-10-30-25.

Exhibits

Section 302 Certifications

3.   We note that your Section 302 certifications do not comply with the language required by Item 601(31) of Regulation S-K in the following respects:
   - The word "report" was replaced with "annual report" in paragraph two.
   - Reference was not made to "(the registrant's fourth quarter in the case of an annual report)" in paragraph 4(d).

Please confirm that you will revise your Section 302 certifications to address these deficiencies in all future Exchange Act filings.

Schedule 14A, filed April 19, 2010

General

4.   We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Proposal 1 Election of Directors, page 4

5.   In future filings please expand on Mr. Thomas' biography to address the requirements of Item 401(e) of Regulation S-K as they relate to his specific experience and qualifications that led to the conclusion that he should serve on your board. This disclosure should be at a similar level of detail as that provided for your non-employee directors. Please provide us with draft disclosure that you will provide in response to this comment.

Compensation Discussion and Analysis, page 22

Grants of Plan Based Awards for Fiscal 2009

6.   We note you present the fair value per share of share and option awards in the column entitled grant date fair value of share and option awards. In future filings, please present the grant date fair value of each award, as opposed to each share or option. See Item 402(d)(2)(viii) of Regulation S-K for further information. Please confirm that you will comply with this comment in future filings.

Summary of Employment Agreements, page 33

7.   We note your disclosure starting on page 34 of the performance share grants and the share appreciation targets. In future filings please revise to indicate the baseline for calculating the share appreciation and indicate whether the target was met, and shares vested, during the relevant time period. Please provide us with draft disclosure that you will provide in response to this comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Blaise Rhodes at (202) 551-3774 or Ethan Horowitz at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or John Reynolds at (202) 551-3790 with any other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services